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                                                            Exhibit No. 9


                           KIRKPATRICK & LOCKHART LLP
                        1800 MASSACHUSETTS AVENUE, N.W.
                                  2/ND/ FLOOR
                          WASHINGTON, D.C. 20036-1800

                             TELEPHONE 202-778-9000



                                August 28, 1998



Liquid Institutional Reserves
1285 Avenue of the Americas
New York, New York 10019

Ladies and Gentlemen:


  You have requested our opinion, as counsel to Liquid Institutional Reserves ("Trust"), as to certain matters regarding the issuance of certain Shares of the Trust. As used in this letter, the term "Shares" means the Institutional shares and Financial Intermediary shares of beneficial interest of the series of the Trust listed below during the time that Post-Effective Amendment No. 11 to the Trust's Registration Statement on Form N-1A ("PEA") is effective and has not been superseded by another post-effective amendment. These series of the Trust are Money Market Fund, Government Securities Fund and Treasury Securities Fund.

  As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Declaration of Trust and by-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the Commonwealth of Massachusetts that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

  Based on the foregoing, we are of the opinion that the issuance of the Shares has been duly authorized by the Trust and that, when sold in accordance with the terms contemplated by the PEA, including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and the 1940 Act, the Shares will have been validly issued, fully paid and non-assessable.


  We note, however, that the Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that persons with claims against the Trust shall look only to the Trust property or to the property of one or more series of the Trust for satisfaction of claims. It also requires that notice of such disclaimer be given in each obligation, contract, instrument, certificate or undertaking
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Liquid Institutional Reserves
August 28, 1998
Page 2


made or issued by the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (1) that the Trust shall indemnify and hold each shareholder harmless from and against all claims and liabilities to which such shareholder may become subject by reason of having been a shareholder and (2) for the Trust to reimburse each shareholder out of Trust property for all legal and other expenses reasonably incurred in connection with such claims. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.


  We hereby consent to this opinion accompanying the PEA when it is filed with the SEC and to the reference to our firm in the statement of additional information that is being filed as part of the PEA.


                                        Very truly yours,

                                        /s/ Kirkpatrick & Lockhart LLP

                                        KIRKPATRICK & LOCKHART LLP